Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on May 10, 2023.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 1, 2023, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended March 31, 2023 into U.S. dollars at a rate of £1.00 to $1.2369. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Overview

We are a commercial stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, we received approval from the U.S. Food and Drug Administration, or FDA, and European Commission, or EC, respectively, for our lead product candidate, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma, or mUM. We then received approval in June 2022 from the UK’s Medicines and Healthcare products Regulatory Agency, or MHRA, the Australian Therapeutic Goods Administration, or TGA, and Health Canada. KIMMTRAK is now approved in over 30 countries with commercial launches underway in the U.S., Germany, France and other territories where we have received approval.

KIMMTRAK is the lead product from our ImmTAX platform and is the first new therapy in uveal melanoma in four decades. To date, we have dosed over 1,000 cancer patients with KIMMTRAK, tebentafusp, and our other ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our other clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. We believe that these other ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

•
KIMMTRAK (tebentafusp-tebn), our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, is our first approved product. The FDA and the EC have approved KIMMTRAK (tebentafusp-tebn and tebentafusp, respectively) for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with mUM. KIMMTRAK is now approved in over 30 countries and we have commercially launched in the United States, Germany and France, among other territories. The Company launched commercial KIMMTRAK in Austria and Israel in the first quarter and expects the commercial transition in Italy in the second quarter of 2023. The Company expects to launch commercial KIMMTRAK in four additional European countries by the end of 2023.

•
Tebentafusp is also being developed for the treatment of previously treated, advanced melanoma. In June 2022, we presented updated clinical data from our Phase 1b clinical trial of tebentafusp in metastatic cutaneous melanoma (mCM) at the 2022 ASCO Annual Meeting. In mCM patients who progressed on prior anti-PD(L)1, tebentafusp with durvalumab continues to demonstrate promising overall survival (OS) (1-yr ~75%) compared to recent benchmarks (1-yr ~55%). The Company has started randomization in the Phase 2/3 clinical trial. This trial is randomizing patients with previously treated, advanced melanoma, excluding only uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including tebentafusp, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of overall survival (OS) and ctDNA reduction.

•
IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with multiple solid tumor cancers. The initial Phase 1 data from the dose escalation study of IMC-F106C, the first PRAME x CD3 ImmTAC bispecific protein, was presented at the 2022 European Society for Medical Oncology (ESMO) Congress. Durable RECIST responses and reduction in circulating tumor DNA (ctNDA) were observed across multiple solid tumors. The Company is continuing to expand the clinical trial footprint for PRAME-A02 trials, enrolling patinets into the Phase 1/2 monotherapy and combination arms across multiple tumor types, including the four expansion arms for patients with advanced ovarian, non-small cell lung, endometrial cancers, and melanoma. The Company expects to report data from the monotherapy and combination arms by the first half of 2024.

•
IMC-T119C, our ImmTAC molecule targeting an optimal HLA-A*24 PRAME antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in 2024. In order to expand the potential of TCR therapy targeting PRAME, the Company is developing IMC-T119C, a first-in-class ImmTAC product candidate targeting a PRAME peptide presented by HLA-A24. HLA-24 is an HLA-type that is estimated to be present in 60% of people in Japan and 15-20% in Western populations.

•
IMC-P115C, our half-life extended ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in 2024. This ImmTAC candidate was designed with the aim of improving patient convenience. IMC-P115C targets the same PRAME-A02 peptide and uses the same CD3 end and TCR specificity as IMC-F106C.

•
IMC-R117C, our ImmTAC molecule targeting an optimal HLA-A*02 PIWIL1 antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in the fourth quarter of 2023. PIWIL1 is believed to play a role in tumor progression and is expressed across a range of tumors including colorectal, which is historically insensitive to immune checkpoints, as well as gastro-esophageal, and pancreatic cancer. PIWIL1 is also reported to be a negative prognostic marker. The Company believes IMC-R117C is the first PIWIL1 targeted immunotherapy.

Our ImmTAV Platform (Infectious Diseases)

•
IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, expected to be evaluated in a Phase 1 clinical trial for which we are currently enrolling patients. Our goal is to develop a functional cure for HIV. Initial Phase 1 safety and pharmacodynamic activity data from the single ascending dose portion of the study was presented at the Conference on Retroviruses and Opportunistic Infections (CROI) in 2023. IMC-M113V was well tolerated at doses where the Company observed biomarkers of T cell engagement. The Company has started enrolling people living with HIV in the multiple ascending dose (MAD) part of the trial, to identify a safe and tolerable dosing schedule. This study will also test whether IMC-M113V could lead to reduction in the viral reservoir and control of HIV after stopping all therapies (antiretroviral therapies and ImmTAV), or functional cure. The MAD trial will enroll up to 28 patients.

•
IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is currently being evaluated in a Phase 1 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV. We reported initial data from our trial in June 2022, observing a transient decrease in the HBV surface antigen, as well as transient elevations in alanine transaminase (“ALT”) and cytokines. The Company is enrolling patients in the single ascending dose (SAD) portion of the study.

Significant Events in the Three Months Ended March 31, 2023

In January 2023, we revealed the addition of two new PRAME ImmTAC candidates for solid tumors to the pipeline. Building on enthusiasm for IMC-F106C targeting PRAME HLA-A02, we have expanded our franchise targeting PRAME. We plan to submit investigational new drug applications (INDs) or clinical trial applications (CTAs) for these two ImmTAC candidates in 2024.

In January 2023, we announced an ImmTAC targeting a novel protein for colorectal and other gastrointestinal cancers. We have leveraged our proprietary peptidomic database to validate a novel target, PIWIL1. We believe IMC-R117C is the first PIWIL1 targeted immunotherapy and plan to submit an IND in the fourth quarter of 2023.

In February 2023, we presented initial safety and pharmacodynamic activity data with IMC-M113V, the first soluble TCR therapy for people living with Human Immunodeficiency Virus (HIV), at the Conference on Retroviruses and Opportunistic Infections (CROI) 2023. All doses (1.6 mcg, 5 mcg, and 15 mcg) of IMC-M113V were well tolerated and not associated with cytokine release syndrome or neurotoxicity of any grade. There were no serious adverse events, nor significant changes in hematology or chemistry. Plasma viral load remained suppressed throughout dosing and follow-up. In addition, transient, dose-dependent increases in serum IL6 occurred 8-24 hours post-infusion. Five out of the ten participants who received the 15-mcg dose showed a >4-fold rise in IL6, which had been prespecified as indicative of pharmacodynamic activity based on our experience in oncology clinical trials with ImmTAC therapies.

In February 2023, Genentech accepted our proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs, except for our equal share of the wind-down costs of the IMC-C103C Phase 1 clinical trial. The clinical trial with IMC-C103C is nearing completion and we do not plan to enroll additional patients. Genentech will acquire an exclusive worldwide license to the MAGE-A4 HLA-A02 soluble TCR bispecific therapeutic candidate compounds and will be fully responsible for all further development and commercialization of such candidate compounds, at its expense. We are eligible to receive development and commercial milestone payments plus royalties from Genentech on any sales of MAGE-A4 HLA-A02 targeted products arising under the Genentech Agreement.

Recent Developments since March 31, 2023

In April 2023, the Company presented data in HLA-A*02:01 patients with metastatic uveal melanoma (mUM) at the 2023 American Association for Cancer Research (AACR) Annual Meeting. The data demonstrated a correlation between early ctDNA reduction and better overall survival in the Phase 3 trial of tebentafusp. Circulating tumor DNA (ctDNA) reduction by week 9 was observed in 88% of mUM patients treated as first-line (Phase 3 trial) and 71% in previously treated patients (Phase 2 trial). ctDNA clearance was also higher in first-line patients (37%) compared to second-line patients (13%).  In both trials, this reduction was associated with longer overall survival (OS). The Company also presented long-term follow-up of tebentafusp from the Phase 2 trial, tumor response in orbital lesions with tebentafusp, and in vitro data assessing direct and indirect mechanisms of tumor control from TCR-CD3 bispecifics in melanoma.

Operating Results

Total net product revenue arising from the sale of KIMMTRAK was £42.1 million ($52.0 million) for the three months ended March 31, 2023, of which £29.5 million ($36.5 million) was in the United States, £12.3 million ($15.2 million) in Europe and £0.2 million ($0.2 million) in the rest of the world. For the three months ended March 31, 2022, we recorded total net product and pre-product revenue of £10.5 million.

For the three months ended March 31, 2023, our research and development expenses were £28.4 million ($35.2 million) as compared to £18.6 million for the three months ended March 31, 2022. For the three months ended March 31, 2023, our selling and administrative expenses were £33.3 million ($41.2 million) compared to £20.1 million for the three months ended March 31, 2022.

Basic and diluted loss per share for the three months ended March 31, 2023, was £0.35 ($0.43) compared to a basic and diluted loss per share of £0.37 for the three months ended March 31, 2022.

Cash and cash equivalents were £337.5 million ($417.4 million) as of March 31, 2023 compared to £332.5 million as of December 31, 2022.

Components of Results of Operations

Revenue

Product revenue, Net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. We recognize product revenue at the point in time that control transfers to a customer, which is typically on delivery to our distributors. We also operate under consignment arrangements where control passes when our distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized reflects the consideration to which we expect to be entitled, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. These estimates consider contractual and statutory requirements, the expected payer and patient mix, sell-through data, our customers’ inventory levels, anticipated demand and the volume of customer purchase orders, internal data, and other information provided by our customers and third-party logistics providers.

Pre-Product Revenue, Net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program. These programs provided patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Company that are expected to be retained after estimated deductions for product returns and government rebates, which are dependent on the outcome of French legislative processes and price negotiations. In September 2022, we began selling KIMMTRAK as a commercial product in France, and these sales are reflected in Product revenue, net.

Collaboration Revenue

Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Our only current revenue collaboration is with Genentech. In February 2023, Genentech accepted our proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs under our co-development and co-promotion agreement. We are responsible for development of the IMC-C103C program over the period of time to estimated completion of the Phase 1 clinical trial, with costs being shared equally with Genentech. The IMC-C103C clinical trial is nearing completion and we do not plan to enroll additional patients.

Operating Expenses

Cost of Product Revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Overheads and internal costs of product revenue are minimal under our manufacturing arrangements. Due to the low costs involved in manufacturing KIMMTRAK, cost of product revenue is not material, and we do not expect such costs to be material for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs related to research and development undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and reductions from expenses for amounts under the UK’s Research & Development Expenditure Credit (“RDEC”) scheme. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs; however, for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses primarily relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to increase in the future as we advance existing and future product candidates into and through clinical studies and pursue further regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•
we may face disruptions affecting the site initiation, patient enrollment, clinical trial site monitoring, development and operation of our clinical trials, including public health emergencies such as the COVID-19 pandemic or other pandemics or epidemics;

•	after reviewing trial results, our collaboration partners may abandon projects that might previously have been believed to be promising;
•	we, our collaboration partners, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
•
manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity, including as a result of supply chain disruptions caused by the COVID-19 pandemic or other pandemics or epidemics, the war in Ukraine or global geopolitical tensions;

•
we may be unable to obtain additional funding necessary to continue our operations on favorable terms or at all, including as a result of global and macroeconomic factors as described elsewhere herein;

•	we have faced and expect to face further increased costs as a result of rising global inflation including significant increases in commodity prices, energy and fuel prices, and employee costs;
•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for selling, corporate and other administrative and operational functions including finance, legal, human resources, pre-commercial expenses, information technology, as well as facility-related costs and foreign currency movements.

Following our recent commercialization of KIMMTRAK and our substantial increase in planned research and development expenses, as explained above, we also expect that our selling and administrative expenses will increase. We expect that we will incur increased selling, distribution, commercial, accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company operating in multiple territories. We anticipate that the additional costs for these services will substantially increase our selling and administrative expenses. Additionally, if and as we receive further regulatory approvals of product candidates, we anticipate an increase in payroll and expenses in connection with our commercial operations. We have experienced, and may continue to experience, increased personnel costs attributable to offering and maintaining competitive salaries due to heightened global inflation. We anticipate that we will continue to experience these and other increased costs attributable to inflation, and may also experience increased selling and administrative costs as a result of further volatility in the impact of foreign exchange differences.

Finance Income

Finance income arises from interest income on cash and cash equivalents and short-term deposits.

Finance Costs

Finance costs consist of interest expenses related to financial liabilities and lease liabilities.

Income Tax Charge/ Credit

We are subject to corporate taxation in the United Kingdom. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Our wholly owned Irish subsidiary is subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses since inception. Our income tax charge recognized represents income tax payable in the United States and Ireland.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax regime. Historically we satisfied the definition of a Small and Medium-sized Enterprise, or SME, and were able to surrender some of our U.K. tax losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. We exceeded the size limit thresholds and no longer qualify for tax relief under the U.K. SME research and development regime in 2023. We will continue to benefit from the U.K. large company, Research & Development Expenditure Credit (“RDEC”) regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to 1 April 2023 and 15% for expenditure incurred after this date.

We record tax credits receivable under the SME research and development tax credit regime within Income tax (charge) / credit. Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction from Research and development expenses. Whilst we expect to continue to receive cash, we have moved from an overall tax credit position to recording a tax charge because no SME research and development tax credits have been generated and recorded within Income tax (charge) / credit since the start of 2023. Historically, SME research and development tax credits comprised the majority of our income tax credits.

Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

Amendments to the U.K. R&D tax credit regime have recently been enacted, proposed or are under consultation. These amendments (amongst other things) (i) will reduce the cash rebate that may be claimed under the SME Program to 18.6% of qualifying expenditure, and (ii) increase the cash rebate that can be claimed under the RDEC regime to 15% of qualifying expenditure.  These amendments took effect from 1 April 2023. In addition, the U.K. Government has recently launched a consultation on its proposal to merge the SME Program and the RDEC Program into a single scheme with effect from April 2024 and may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. If such proposal is implemented, it may be the case  that different (and potentially lower) caps are imposed on the amount of tax relief or rebates that we can claim. These and other potential future changes to the U.K. R&D tax relief programs may have a material impact on the extent to which we can benefit from U.K. research and development tax relief.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £241 million as of December 31, 2022. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of capitalised research and development expenditure for the subsidiary in the United States.

As we continue to generate significant net product revenue, we may benefit from the U.K.’s. “patent box” , which allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Three Months Ended March 31,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	52,014	42,052	7,682
Pre-product revenue, net	—	—	2,829
Total revenue from sale of therapies	52,014	42,052	10,511
Collaboration revenue	3,079	2,489	11,963
Total revenue	55,093	44,541	22,474

Cost of product revenue	(220)	(178)	(248)
Research and development expenses	(35,189)	(28,449)	(18,581)
Selling and administrative expenses	(41,190)	(33,301)	(20,105)
Operating income / (loss)	(21,506)	(17,387)	(16,460)
Finance income	3,149	2,546	10
Finance costs	(2,004)	(1,620)	(1,333)
Net finance income (costs)	1,145	926	(1,323)
Loss before taxes	(20,361)	(16,461)	(17,783)
Income tax (charge) / credit	(292)	(236)	1,655
Loss for the period	(20,653)	(16,697)	(16,128)

Revenue

Product and pre-product revenue, net

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use program, are presented by region based on the location of the customer below.

	Three Months Ended March 31, 2023
	2023		2022
	$’000	£’000	£’000
United States	36,529	29,533	7,682
Europe	15,249	12,328	2,829
Rest of World	236	191	—
Total revenue from sale of therapies	52,014	42,052	10,511

For the three months ended March 31, 2023, we generated net product revenue of £42.1 million ($52.0 million) from the sale of KIMMTRAK, of which £29.5 million ($36.5 million) was in the United States, £12.3 million ($15.2 million) in Europe and £0.2 million ($0.2 million) in the rest of the world. There was no pre-product revenue in the three months ended March 31, 2023 following the transition to the commercial sale of KIMMTRAK in France in the second half of 2022. Total product and pre-product revenue of £10.5 million was lower in the three months ended March 31, 2022, as we had only recently commenced our commercial launch.

Collaboration revenue

	Three Months Ended March 31,
	2023		2022
	$’000	£’000	£’000
Eli Lilly	—	—	7,361
Genentech	3,079	2,489	4,602
Total collaboration revenue	3,079	2,489	11,963

Revenue from collaboration agreements decreased by £9.5 million to £2.5 million in the three months ended March 31, 2023, compared to £12.0 million for the three months ended March 31, 2022.  This is due to no revenue being recognised in 2023 under our collaboration with Eli Lilly following the termination of the collaboration in 2022.

Research and Development Expenses

	Three Months Ended March 31,
	2023		2022
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	4,196	3,392	4,616
IMC-F106C (PRAME)	8,954	7,239	1,984
IMC-C103C (MAGE-A4)	849	686	1,510
IMC-I109V(HBV)	980	792	466
IMC-M113V (HIV)	800	647	8
Other programs	3,549	2,869	1,004
Research expenses	210	170	111
Total external research and development expenses	19,538	15,795	9,699
Internal research and development expenses:
Salaries and other employee related costs	9,346	7,556	5,593
Share based payments	1,692	1,368	934
Laboratory consumables	3,232	2,613	1,214
Laboratory equipment expenses	1,149	929	1,061
Other	232	188	80
Total internal research and development expenses	15,651	12,654	8,882
Total research and development expenses	35,189	28,449	18,581

For the three months ended March 31, 2023, our research and development expenses were £28.4 million, compared to £18.6 million for the three months ended March 31, 2022. This increase of £9.8 million was due to an increase in external research and development expenses of £6.1 million, and in internal research and development expenses of £3.8 million.

For the three months ended March 31, 2023, our external research and development expenses increased by £6.1 million.  This is due to an increase of £5.3 million in expenses associated with our IMC-F106C program as we seek to advance this product candidate through clinical trials. In addition, our preclinical costs on other programs increased by £1.9 million following the addition of these programs to our pipeline. Costs in connection with our IMC-M113V program for HIV also increased by £0.6 million for the three months ended March 31, 2023. Other programs for the three months ended March 31, 2023 in the table above include a reduction in expenses of £0.6 million under the UK’s Research and Development Expenditure Credit scheme.

For the three months ended March 31, 2023, our internal research and development expenses increased by £3.8 million, which was largely attributable to an increase in share-based payment expense of £0.4 million and an increase in the number of employees engaged in Research and development activities.

Selling and Administrative Expenses

	Three Months Ended March 31,
	2023		2022
	$’000	£’000	£’000

Share-based payment charge	6,547	5,293	6,479
Other employee related expenses	9,412	7,609	4,096
Selling and commercial costs	10,430	8,432	6,624
Legal and professional fees	3,648	2,949	1,740
Depreciation	1,180	954	1,073
Other expenses	4,094	3,311	2,474
Foreign exchange losses / (gains)	5,879	4,753	(2,381)
Total selling and administrative expenses	41,190	33,301	20,105

For the three months ended March 31, 2023, our selling and administrative expenses were £33.3 million, compared to £20.1 million for the three months ended March 31, 2022, reflecting an increase of £13.2 million.

The increase in our selling and administrative expenses of £13.2 million primarily reflects foreign exchange losses of £4.8 million in the three months ended March 31, 2023, compared to gains of £2.4 million in the three months ended March 31, 2022. Such exchange differences arose primarily on the translation of monetary U.S. dollar balances held by our U.K. subsidiary. Other employee costs also increased by £3.5 million due to an increase in employees engaged in administrative activities, and selling and other commercial costs increased by £1.8 million due to further costs associated with the distribution of KIMMTRAK in multiple territories.

We expect our selling and administrative expenses to increase as we continue to grow as a commercial organization and as KIMMTRAK is approved and launched in further countries. The impact of macroeconomic factors, volatility in foreign exchange differences, and global inflation may also significantly impact our selling and administrative expenses in the future.

Finance income

Our finance income increased in the three months ended March 31, 2023 due to higher interest rates and our higher levels of cash and cash equivalents held in the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

Liquidity and Capital Resources

Sources of Liquidity

While we have recorded net product revenue for the sale of KIMMTRAK, and we have incurred and continue to incur operating losses and negative cash flows from our operations in most periods, we expect to incur significant expenses and operating losses for the foreseeable future as we advance further product candidates through preclinical and clinical development, seek further regulatory approval and pursue commercialization of existing and any additional approved product candidates. We expect that our research and development and selling and administrative costs will increase in connection with our expanding operations and as a result of global and macroeconomic conditions as described elsewhere herein. See “—Operation and Funding Requirements” below for additional discussion of factors that we expect may increase our costs. As a result, we will need additional capital to fund our operations until such time as we can generate higher levels of revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing, product sales and collaboration agreements. At our IPO in February 2021, we listed our ordinary shares in the form of ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation, and in July 2022, we raised gross proceeds of $140.0 million through the sale of our ordinary shares in the form of ADSs and non-voting ordinary shares in a private placement.

On September 9, 2022, we entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which we may issue and sell ADSs, each representing one ordinary share, having an aggregate offering price of up to $250,000,000, from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The at-the-market facility has been registered under the Securities Act pursuant to our Registration Statement. As of March 31, 2023, no issuances or sales had been made pursuant to the Sales Agreement.

As of March 31, 2023, and December 31, 2022, we had cash and cash equivalents of £337.5 million and £332.5 million, respectively.

Other than our loan facility entered into with Pharmakon Advisors, LP in November 2022, under which we have borrowed $50 million, which bears interest at a fixed rate of 9.75% and is due to mature in November 2028, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Three Months Ended March 31,
	2023	2023	2022
	$’000	£’000	£’000

Cash and cash equivalents at beginning of year	411,317	332,539	237,886
Net cash flows from / (used in) operating activities	10,875	8,792	(30,833)
Net cash flows used in investing activities	(487)	(394)	(133)
Net cash flows from / (used in) financing activities	3,074	2,485	(1,332)
Net foreign exchange difference on cash held	(7,374)	(5,961)	265
Cash and cash equivalents at end of period	417,405	337,461	205,853

Operating Activities

Net cash from operating activities was £8.8 million for the three months ended March 31, 2023 compared to net cash used in operating activities of £30.8 million for the three months ended March 31, 2022. We generated cash from operating activities due to higher revenue receipts and the receipt of a R&D tax credit of £9.9 million (relating to expenditure in 2021) in the three months ended March 31, 2023. In the three months ended March 31, 2022, revenue receipts were lower in the period of our initial KIMMTRAK launch in the United States.

Financing Activities

Net cash from financing activities during the three months ended March 31, 2023 was £2.5 million compared to net cash used in financing activities of £1.3 million for the three months ended March 31, 2022. These amounts mainly represented proceeds from the exercise of share options of £5.0 million and £0.3 million in the three months ended March 31, 2023 and 2022, respectively, partially offset by payments made in relation to our loan and lease agreements totalling £2.5 million and £1.6 million in the three months ended March 31, 2023 and 2022, respectively.

Operation and Funding Requirements

We have incurred significant losses due to our substantial research and development expenses, and our ongoing selling and administrative expenses. We have an accumulated deficit of £278.0 million as of March 31, 2023. We expect to incur significant losses in the future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue our commercialization of KIMMTRAK as well as research and development and clinical activities for our product candidates. In addition, we expect to continue to incur additional costs associated with operating as both a public company and a commercial-stage company. Our expenses will also increase if, and as, we:

•	execute our sales and marketing strategy of KIMMTRAK in the United States, Europe and elsewhere;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	continue to advance our ongoing and potential additional clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates, including as a result of the timing and outcome of regulatory filings and actions;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	seek additional collaborations with third parties;
•	acquire or in-license other product candidates and technologies;
•
maintain, protect, defend, enforce and expand our intellectual property portfolio; and encounter increased costs, difficulties collecting receivables from our customers, supply chain or other disruptions, or delays or other issues with any of the above, including as a result of global or worsening macroeconomic conditions, including increased interest rates and rising global inflation, increases in commodity, energy and fuel prices, heightened interest rates and inflation, exchange rate fluctuations, liquidity concerns at or failures of banks and financial institutions, the war in Ukraine, global geopolitical tension and health epidemics or pandemics such as COVID-19.

We held cash and cash equivalents of £337.5 million and net current assets of £301.2 million as at March 31, 2023, with an operating loss for the three months ended March 31, 2023 of £17.4 million and net cash from operating activities of £8.8 million. The positive operational cash inflow was largely due to R&D tax credits received, and generated net product revenue of £42.1 million during the three months ended March 31, 2023.

In assessing the going concern assumptions, we have undertaken an assessment of the current business and strategy forecasts covering a twelve month period, which includes our anticipated commercial revenue for KIMMTRAK. In assessing the downside risks, we have also considered scenarios incorporating a range of revenue from KIMMTRAK. As part of considering the downside risks, we have also considered the impact of the current macroeconomic environment, such as the effects of COVID-19 or other pandemics and other potential economic impacts including the war in Ukraine and related geopolitical tension, as well as global inflation, liquidity concerns at banks and financial institutions, capital market instability, interest and exchange rate fluctuations, and increases in commodity, energy and fuel prices as well as supply chain disruptions. We have concluded that these may have a future impact on our business and implementation of our strategy and plans; however, we anticipate that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, we are not aware of any specific event or circumstance that would require us to update estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to our financial statements.

Given the current cash position and the assessment performed, we believe that we will have sufficient funds to continue to meet liabilities as they fall due for a period of at least twelve months from the date of issue of these financial statements and therefore, we have prepared the financial statements on a going concern basis. This scenario is based on our lower range of anticipated revenue levels. As we continue to incur significant expenses in the pursuit of our business strategy described herein, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to further operational cash inflows. Until we can generate revenue from product sales sufficient to fund our ongoing operations and further develop our pipeline, if ever, we expect to finance our operations in part through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Our need and ability to raise additional capital on favorable terms or at all may be adversely impacted by global and macroeconomic conditions as described elsewhere herein. These include recent and potential future disruptions to, and volatility in, financial markets and the financial services sector in the United States and worldwide, including liquidity concerns at, and failures of, banks and other financial institutions

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgements and estimates made, together with our significant accounting policies, are set out in our consolidated financial statements for the year ended December 31, 2022.

Recently Issued and Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to materially impact our financial position and results of operations.